Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 27, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10689
SMid Energy Portfolio Series
(the “Trust”)
CIK No. 1965025 File No. 333-270552

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes that the disclosure states that the Trust invests in a portfolio of common stocks issued by small and/or mid capitalization energy companies. Please revise the disclosure to include a definition of energy company.

Response:In accordance with the Staff’s comment, the disclosure will be revised as follows:

The Trust seeks above-average capital appreciation by investing in a diversified portfolio of common stocks issued by small and/or mid capitalization Energy Companies (as defined below). Energy Companies are companies classified under the energy sector of the Global Industry Classification Standard (GICS®) which include energy companies engaged in exploration & production, refining & marketing, storage & transportation of oil & gas and coal & consumable fuels and companies that offer oil & gas equipment and services.

2.The Staff notes that the disclosure states, “An initial universe of small and/or mid capitalization energy companies is created by selecting stocks that have significant business operations in the energy sector…” Please clarify whether energy sector is as defined by GICS.

Response:Please refer to the Trust’s response to comment no. 1.

3.The Staff notes that the disclosure states that the Trust invests in common stocks of small and/or mid capitalization companies that have a market capitalization below $25 billion. The Staff generally considers small and/or mid capitalization companies to have a market capitalization of between $5-$15 billion. Please explain to the Staff whether there are industry indices, classifications used by rating organizations, or definitions used in financial publications that use a market capitalization of up to $25 billion for small and/or mid-cap companies.

Response:The Sponsor considers small and/or mid capitalization companies to be companies with a market capitalization between $300 million and $22 billion; however, the Trust notes that the initial universe for the portfolio includes energy companies that have a market capitalization below $25 billion. The Trust confirms that it will invest at least 80% of its assets in small and/or mid capitalization companies, as defined by the Sponsor.

4.Please explain what it means to “have an adequate liquidity for investment” (i.e., what is considered adequate liquidity).

Response:In accordance with the Staff’s comment, the following will be added to the disclosure:

“To ensure adequate liquidity, the Sponsor only selects those stocks that have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust's purchases and/or redemption requirements.”

5.The Staff notes that the disclosure states that the Trust invests in small and/or mid capitalization energy companies that have significant business operations in the energy sector. Please clarify what is meant by “significant operations” in the energy sector.

Response:Please refer to the Trust’s response to comment no. 1.

6.Please describe how equity analysts evaluate each factor in the portfolio selection process, individually and in combination with each other.

Response:The Trust notes that each of the factors contribute towards the final portfolio chosen by the analyst’s but are not weighted or considered in any determinative way. Rather, they are holistically considered in combination with each other to present a picture of suitability for inclusion in the portfolio. The disclosure will be revised to clarify this.

7.The Staff notes that the disclosure states, “The selection process begins by examining the historical financial results of the stocks from the initial universe. The stocks are then evaluated by a team of equity analysts using several factors to provide a current comparison of the stocks to each other. These factors include fundamental factors such as sales, earnings and cash flow growth; valuation factors such as price/earnings, price/cash flow, price/sales and price/book; and technical factors such as price momentum and earnings surprises. The equity analysts also consider how the stocks will perform in the future by calculating an estimated value for each of the companies utilizing a Cash Flow Return on Investment (“CFROI”) method. The CFROI method compares an estimate of a company's internal rate of return against an estimate of a company's cost of capital. Companies that generate returns in excess of their capital costs are favored over companies that do not. A secondary valuation is also made employing a concept called Economic Margin (“EM”). EM measures the return a company earns versus its cost of capital to determine if a company is generating wealth. The analysts use the estimated valuations calculated by the CFROI and EM methods to determine which companies are trading at an attractive market price relative to their estimated value. These companies are favored for inclusion in the Trust over companies that do not. The final portfolio is then selected by a team of equity analysts who evaluate each stock by examining the stock's relative valuation and other qualitative factors such as competitive advantages, new products and quality of management.” Please clarify how these factors are weighted and which factors are weighted more heavily than others in selecting the final portfolio determination.

Response:The Trust respectfully declines to revise the above-referenced disclosure as no specific weighting is given to any of the factors. Additionally, the analysts do not rely on a quantitative weighting scheme to determine the final portfolio.

Risk Factors

8.The Staff notes that the Concentration Risk states, “When at least 25% of a trust’s portfolio is invested in securities issues by companies within a single sector…” Please replace “at least” with “more than”.

Response: In accordance with the Staff’s comment, the disclosure will be revised as follows:

“Concentration Risk. When 25% or more of a trust’s portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon